UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Additional Debt Financing

On April 1, 2025, the NewGenIvf Group Limited (“Company”) entered into a Securities Purchase Agreement with certain investors named therein (collectively, the “Buyers”), pursuant to which, amongst other things:

(i) the Company agreed to sell, at an initial closing with a certain institutional investor (the “Investor” and such initial closing, the “Initial Closing”), pursuant to which the Company agreed to sell to Investor (a) a senior convertible note (the “Initial Note”) in the aggregate original principal amount not exceeding $3,200,000).

(ii) the Company may require each Buyer (or each Buyer may require the Company, as applicable) to participate in the sale of (a) one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $25,600,000) (the “Additional Notes,” and, together with the Initial Note, the “Notes”).

In connection with the Notes, the Company entered into a registration rights agreement, pursuant to which the Company agrees to provide certain registration rights with respect to the shares underlying the Notes. The form of the registration rights agreement is included as Exhibit C in the Securities Purchase Agreement filed with this current report on Form 6-K (this “Report”) as Exhibit 4.1. Capitalized terms used in this Report but not otherwise defined have the meanings set forth in the Securities Purchase Agreement.

The Securities Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties, as well as customary indemnification provisions.

The foregoing is only a brief description of the material terms of the Securities Purchase Agreement and exhibits thereto, the Initial Note, the registration rights agreement, and the Initial Closing, and does not purport to be a complete description of the rights and obligations of the parties under the aforementioned agreements. The foregoing description is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and all of the exhibits thereto, filed as Exhibit 4.1 in this Report.

Fourth Tranche of Debt Financing

On April 3, 2025, the Company consummated the fourth tranche of its debt financing under the terms of the Securities Purchase Agreement referenced in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2024. The Form 6-K filed with the SEC on August 16, 2024 is incorporated by reference herein. At the closing of the fourth tranche, the Company sold to the Investor a senior convertible note (the “Note”) in the original principal amount of $2,000,000.

The Note bears an interest rate of 14.75% per annum. The maximum number of Class A Ordinary Shares of the Company, no par value, which this note is issuable into is 16,051,000, based on a conversion price of $$0.6049 and assuming an interest rate of 14.75% through the fifty-four (54) month maturity of the Notes. Further the conversion price of the Note is subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions, and full-ratchet adjustment in connection with a subsequent offering at a per share price less than the fixed conversion price then in effect. The holder of the Note may convert any portion of the outstanding portion of the Note into validly issued, fully paid and non-assessable Class A Shares at the conversion price. No fractional Class A Shares are issuable upon any such conversion. If the issuance would result in the issuance of a fraction of a Class A Share, the Company shall round such fraction of a Class A Share up to the nearest whole share. The form of the Note is filed as Exhibit 4.1 hereto.

The foregoing is only a brief description of the Note and such description is qualified in its entirety by reference to the full text of the Note, filed as Exhibit 4.1 in the current report on Form 6-K filed by the Company on August 30, 2024.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Securities Purchase Agreement between the Company and certain investors dated April 1, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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